

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Nicholas Scherling
Chief Executive Officer
Decentralized Crypto Financial Inc.
4795 Meadow Wood Lane, #200
Chantilly, VA 20151

> **Re: Decentralized Crypto Financial Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 27, 2020**
> **File No. 024-11353**

Dear Mr. Scherling:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed October 27, 2020

Cover Page

1. We note that you deem the sales limitation provided by Rule 251(d)(2)(i)(C) of Regulation A to be inapplicable to this offering as it relates to the 125 million shares you are offering pursuant to your Work Compensation/Stock Compensation Plan because you are accepting non-cash consideration for the shares. Please provide us with an explanation as to how you determined that such limitation does not apply to this portion of your offering.

2. Your disclosure here and on page 27 of your offering circular indicates that 150 million shares of your common stock will be offered in this offering. Please reconcile this disclosure with your disclosure in Part I of this Form 1-A, which states that 500 million shares of your common stock will be offered in this offering. Please also include the 50 million additional shares that are "in reserve" and that you intend to offer if all other

shares are sold, consistent with your disclosure on page 1, or remove the disclosure that suggests as much. In doing so, clarify whether you will offer the shares in reserve or conduct the Regulation S private placement, as it does not appear that you have sufficient authorized shares to do both.

Risks associated with our business, page 9

3.   Your disclosure in the third risk factor states that you concluded that your stock had a fair market value of $.10 per share as of October 13, 2020. Yet your disclosure on pages 8 and 13 states that the offering price "bears no relationship to [your] book or asset value" and that there is no market for your stock. Please revise to reconcile these statements.

4.   Your disclosure on page 13 suggests that you will be using "joint book-running managers" in connection with this offering. However, your disclosure throughout the remainder of your filing indicates that you will not be using an underwriter in connection with this offering and that this offering will be conducted exclusively by you through your online platform that is currently being developed. Please revise to reconcile these discrepancies.

Risks specific to this offering, page 11

5.   Revise your tabular disclosure about the number of shares you intend to issue each year pursuant to your Stock Compensation Plan to explain how you have arrived at these amounts and how you know the number of shares you intend to issue in the future. In this regard, clarify whether the shares to be issued pursuant to this plan are the same as those to be issued in this offering pursuant to the Work Compensation Plan, as you seem to use these terms interchangeably. In this regard, you direct readers to the "Stock Compensation Plan" section for additional information, however, that section does not provide sufficient detail around the terms of your plan(s). Please revise.

Terms of this Offering, page 16

6.   Your disclosure on page 16 suggests that you may permit payment for your common stock to be made by credit card and by foreign currency. Once known, please add disclosure explaining how you will process subscriptions made by these methods, including who will process these subscriptions, the amount of processing fees or other charges, and whether the company or investors will pay such fees.

7.   We note your disclosure that you will be offering up to 125 million shares as stock for non-cash consideration in exchange for certain goods and services. Please, confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A. In this regard, please clearly disclose that the aggregate offering price is based on the for-cash price and the valuation of any non-cash consideration will be "reasonable at the time made."

Description of Business, page 18

8. Enhance your disclosure to explain how your business will help small and medium business owners remain "fully compliant with SEC regulations" and/or be a "fully compliant reporting company or exempt reporting company," in order to understand how your software and services will achieve these statements. Clarify whether your services are exclusive to raising capital or extend beyond a company's desire to conduct an offering.

Regulatory Considerations, page 20

9. In regards to your online platform and software referenced in this section, please revise your disclosures to address the following. In doing so, please explain how your software will be utilized by you and your clients, with a view to understanding how the regulations mentioned below may be implicated:
    *   Please provide us with your legal analysis with citations to proper authorities supporting your conclusion that neither you nor your software operators need to register as transfer agents or clearing agencies. As a related matter, we note your disclosure here that you do not intend to engage a transfer agent in this offering, in part, because "the types of activities a transfer agent would normally engage in are performed automatically by [y]our software." Please provide us with a detailed analysis of the specific activities that the software will perform in comparison to the activities typically performed by a transfer agent.
    *   Please provide us with your legal analysis with citations to proper authorities supporting your conclusion that you are not required to register your online platform and its software as an exchange or ATS. In this regard, please tell us what consideration you have given to the applicability of Exchange Act Rule 3b-16 or Regulation ATS to your online platform and software.
    *   Lastly, please provide us with your legal analysis with citations to proper authorities supporting your conclusion that you and the operators of your software are not broker-dealers. In this regard, please tell us why you do not believe that you, in offering the platform and conducting related services, should be a registered broker-dealer and disclose whether you or any persons affiliated with your company are relying upon Rule 3a4-1 in connection with this offering.

    We may have additional comments following the review of your response.

10. We note your disclosure about your intent to retire a certain amount of stock periodically. Please revise to explain the purpose of the retirement of stock and how you will determine the stock eligible for retirement by the holders of your securities. We may have further comment about how your intentions implicate Regulation M.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

11.   Please revise your Management's Discussion and Analysis section to discuss your plan of operation for the twelve months following commencement of the proposed offering, or if this information is not available, please disclose the reasons for its unavailability. Please ensure your revised disclosure addresses how your plan of operations would differ assuming 25%, 50%, 75%, and 100% of the shares being offered are sold. Lastly, please clarify whether, in your opinion, the proceeds from your offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months in order to implement your plan of operations. Refer to Item 9(c) to Part II of Form 1-A.

<u>Independent Auditor's Report, page 35</u>

12.   We note that the auditor's report lacks the city and state of issuance, and the date. Please have your auditor revise the report. Refer to Part F/S(c)(1) and (b)(2) of Form 1-A, and Rule 2-02 of Regulation S-X.

<u>Financial Information Section</u>
<u>Consolidated Financial Statements, page 36</u>

13.   We note certain financial statements are missing the date of, or period covered by the financial statement. Please revise.

14.   You disclose throughout the filing that 300 million shares of your common stock are issued, outstanding, and currently owned by your Chief Executive Officer. However, the financial statements do not reflect these issued and outstanding shares. Please revise to fully reflect the issuance of these shares in your financial statements, including required disclosures in accordance with ASC 505 in the notes to the financial statements. In addition, revise to include required EPS presentation on the face of the income statement and other required disclosures in accordance with ASC 260.

<u>Exhibits</u>

15.   Please file a consent from your auditor as an exhibit in accordance with Part III Item 17.11(a) and (b) of Form 1-A.

16.   Please file as exhibits to the offering statement the appropriate documents as required by Part III, Item 17 of Form 1-A, including for example only and without limitation, your form of subscription agreement, certificate of incorporation, bylaws, legality opinion, and any material contracts.

<u>General</u>

17.   We note that your website, which you will use as an online portal and information

      management tool in connection with this offering, is currently inoperative. Please tell us when you expect the website to be accessible.

18.   Please revise your disclosure to provide a factual basis for your claim that you are "aggressively growing [y]our business through a combination of organic growth, licensing and distribution arrangements, acquisitions, and strategic relationships."

19.   We note that Part I of the Form 1-A indicates that you have not used solicitation of interest communications in connection with the proposed offering pursuant to Rule 255 of Regulation A whereas Part II suggests that you have and that you intend to do so in the future. Please clarify if you have used the types communications contemplated by Rule 255 and revise to clarify that such information will be filed with the offering circular pursuant to Item 17(13) of Part III of Form 1-A or advise. Please also revise the check box in Item 4 of Part I of Form 1-A to reflect that you have used solicitations of interest communications in connection with the proposed offering, or tell us why this is not applicable.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact Stephen Kim at (202) 551-3291 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services